FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 01, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for February 01, 2006 and incorporated by reference herein is the Registrant’s immediate report dated February 01, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: February 01, 2006

BLUEPHOENIX SOLUTIONS LTD. ANNOUNCES PUBLICATION OF A PROSPECTUS FOR AN UNDERWRITTEN PUBLIC OFFERING IN ISRAEL

–	$11.5 Million of Convertible Notes to be Offered in Israel and listed on Tel-Aviv Stock Exchange

–	Notes Conversion rate is NIS 26.- (approximately $5.60) per share

HERZLIA, Israel – February 1, 2006 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in Enterprise IT Modernization, announced today that it had published a prospectus in Israel in connection with a proposed underwritten offering to the public in Israel of convertible notes. Each note will be convertible into ordinary shares of BluePhoenix. Holders may convert the notes into BluePhoenix’s ordinary shares at conversion rate of one ordinary share per NIS 26.-(approximately $5.60) principal amount of notes. The listing of the notes and the shares underlying the notes for trading in the Tel-Aviv Stock Exchange had been approved by the Israeli Securities Authority and by the Tel Aviv Stock Exchange. BluePhoenix intends to raise up to a maximum amount of approximately $11.5 million from the offering, depending on market conditions. The proposed underwritten public offering is expected to be completed on February 8th 2006; however, there is no guarantee that the proposed offering will be completed.

The securities to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Migration, Remediation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, the ability to develop new business lines and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated..

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

All names and trademarks are their owners’ property.

Company Contact: Iris Yahal +972-9-9526110